Exhibit 99.4
CERTIFICATE OF QUALIFIED PERSON
I, Chris Osiowy, P.Geo., as an author of this report entitled “Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report” dated March 14, 2011 as amended March 30, 2011 prepared for Goldcorp Inc. (the “Issuer”) do hereby certify that:
1.	I am Chief Mine Geologist at Goldcorp Red Lake Gold Mines, Bag 2000 Balmertown, Ontario.
2.	This certificate applies to the technical report “Red Lake Gold Operation, Ontario, Canada NI 43-101 Technical Report”, dated March 14, 2011 as amended March 30, 2011 (the “Technical Report”).
3.	I am a professional geoscientist from the University of Manitoba (BSc. Honours, Geology). I have supervised the resource estimation at Red Lake Gold Mines. I am an active member of the Association of Professional Geoscientists of Ontario. I have worked as a geologist for a total of 11 years.
4.	I am familiar with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and by reason of education, experience and professional registration I fulfill the requirements of a “qualified person” as defined in NI 43-101.
5.	I worked at Red Lake Gold Mines for the entire year I am responsible for all exploration and resource modelling work that is done at Red Lake Gold Mines, and have done a number of inspections throughout the year.
6.	I am responsible for the resource sections of the Technical Report.
7.	I am not an independent qualified person as described in section 1.4 of NI 43-101, as I am an employee of the Issuer.
8.	I have worked at Red Lake Gold Mines since 2001 as a production geologist, exploration geologist and my current role.
9.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
10.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
Dated this 30th day of March, 2011
(“Chris Osiowy”)
Chris Osiowy, P.Geo.
Chief Mine Geologist, Goldcorp,
Red Lake Gold Mines